UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

ProPhase Labs, Inc.

(Name of Issuer)

Common Stock, $0.0005 Par Value

(Title of Class of Securities)

74345W108

(CUSIP Number)

Matrixx Initiatives, Inc.

1 Grand Commons, Suite 130

Bridgewater, New Jersey 08807

Attn: Marylou Arnett

with a copy to:

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, IL 60654

Attn: James S. Rowe

Michael H. Weed, P.C.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 74345W108	Page 2 of 10 Pages

(1)	Names of reporting persons Matrixx Initiatives, Inc.
I.R.S. Identification Nos. of above persons (entities only):
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power -0-
	(8)	Shared voting power -0-
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person -0-
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. 74345W108	Page 2 of 10 Pages

(1)	Names of reporting persons Wonder Holdings Acquisition Corp.
I.R.S. Identification Nos. of above persons (entities only):
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power -0-
	(8)	Shared voting power -0-
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person -0-
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. 74345W108	Page 4 of 10 Pages

(1)	Names of reporting persons H.I.G. Bayside Debt & LBO Fund II, L.P.
I.R.S. Identification Nos. of above persons (entities only):
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power -0-
	(8)	Shared voting power -0-
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person -0-
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 74345W108	Page 5 of 10 Pages

(1)	Names of reporting persons H.I.G. Bayside Advisors II, LLC
I.R.S. Identification Nos. of above persons (entities only):
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power -0-
	(8)	Shared voting power -0-
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person -0-
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 74345W108	Page 6 of 10 Pages

(1)	Names of reporting persons H.I.G.-GPII, Inc.
I.R.S. Identification Nos. of above persons (entities only):
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power -0-
	(8)	Shared voting power -0-
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person -0-
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. 74345W108	Page 7 of 10 Pages

(1)	Names of reporting persons Sami W. Mnaymneh
I.R.S. Identification Nos. of above persons (entities only):
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power -0-
	(8)	Shared voting power -0-
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person -0-
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 74345W108	Page 8 of 10 Pages

(1)	Names of reporting persons Anthony A. Tamer
I.R.S. Identification Nos. of above persons (entities only):
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power -0-
	(8)	Shared voting power -0-
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person -0-
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) IN

EXPLANATORY NOTE

The Statement on Schedule 13D originally filed with the Securities and Exchange Commission on September 14, 2012 (the “Statement”) by the persons named therein, and amended by Amendment No. 1 to Schedule 13D, filed on October 9, 2012, is hereby further amended and supplemented by this Amendment No. 2 to Schedule 13D (this “Amendment”). This Amendment relates is the common stock, $0.0005 par value per share (“Shares”), of ProPhase Labs, Inc., a Nevada corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged.

Item 4	Purpose of Transaction

Item 4 of the Statement is hereby amended by adding the following immediately following the last paragraph thereof:

On September 12, 2014, the Issuer, Seller and Purchaser entered into an Option Termination Agreement (the “Termination Agreement”), pursuant to which Purchaser agreed to terminate the Option and the Proxy. In consideration thereof, the Issuer made a one-time payment to Purchaser of $37,000. A copy of the Termination Agreement is attached hereto as Exhibit 99.11 and is incorporated by reference herein.

Item 5	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)—(b) The Reporting Persons do not beneficially own any Shares.

(c) Except for the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Item 2 or Item 5(a)—(b).

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Not applicable.

Item 7	Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended by adding the following Exhibits:

Exhibit 99.11	Option Termination Agreement, dated as of September 12, 2014, by and between Matrixx Initiates, Inc. and ProPhase Labs, Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 3, 2014

MATRIXX INITIATIVES, INC.

By:	/s/ Richard H. Siegel
Name:	Richard H. Siegel
Title:	Attorney-in-Fact

WONDER HOLDINGS ACQUISITION CORP.

By:	/s/ Richard H. Siegel
Name:	Richard H. Siegel
Title:	Attorney-in-Fact

H.I.G. BAYSIDE DEBT & LBO FUND II, L.P. By: H.I.G. Bayside Advisors II, LLC Its: General Partner By: H.I.G.-GPII, Inc. Its: Manager

By:	/s/ Richard H. Siegel
Name:	Richard H. Siegel
Its:	Vice President and General Counsel

H.I.G. BAYSIDE ADVISORS II, LLC By: H.I.G.-GPII, Inc. Its: Manager

By:	/s/ Richard H. Siegel
Name:	Richard H. Siegel
Its:	Vice President and General Counsel

H.I.G.-GPII, INC.

By:	/s/ Richard H. Siegel
Name:	Richard H. Siegel
Its:	Vice President and General Counsel

SAMI W. MNAYMNEH

By:	/s/ Richard H. Siegel
Name:	Richard H. Siegel
Its:	Attorney-in-Fact

ANTHONY A. TAMER

By:	/s/ Richard H. Siegel
Name:	Richard H. Siegel
Its:	Attorney-in-Fact